January 7, 2010

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement dated January 6, 2010

Registration No. 333-155664

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated January 6, 2010 (including the base prospectus dated December 11, 2008 and the documents incorporated by reference therein) relating to these securities.

The following information supplements and updates the information contained in the preliminary prospectus supplement.

Issuer:	ZymoGenetics, Inc.

Common stock offered by us:	14,000,000 shares

Underwriters’ overallotment option:	The underwriters may also purchase up to an additional 2,100,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, within 30 days from the date hereof to cover overallotments.

Public offering price per share:	$6.00 per share

Common stock to be outstanding after this offering:	83,140,742 shares, which is based on 69,140,742 shares outstanding as of September 30, 2009, and excludes:

•       15,321,870 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2009 at a weighted average exercise price of $10.85 per share;

•       281,353 shares of common stock issuable upon the vesting of restricted stock units as of September 30, 2009;

•       1,500,000 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2009 at an exercise price of $10.34 per share; and

•       5,787,951 shares of our common stock reserved for future issuance under our 2001 stock incentive plan as of September 30, 2009, excluding the future annual increases in the number of shares authorized under our 2001 stock incentive plan.

Except as otherwise indicated, all information in this free writing prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 2,100,000 shares of common stock to cover overallotments.

Proceeds:	Approximately $79.0 million, or approximately $90.9 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses.

Purchases by affiliates of the issuer:	Entities affiliated with Novo Nordisk A/S and Novo A/S, which are each principal shareholders of ZymoGenetics, Inc., have indicated an interest in purchasing an aggregate of approximately 1,250,000 shares of common stock in this offering. Each of the aforementioned entities is affiliated with a member of ZymoGenetics, Inc.’s board of directors. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these shareholders may elect not to purchase any shares in this offering, or ZymoGenetics, Inc’s underwriters may elect not to sell any shares in this offering to any or all of these shareholders.

Risk factors:	You should read the “Risk Factors” section of the Preliminary Prospectus and in the documents incorporated by reference in the Preliminary Prospectus for a discussion of factors to consider before deciding to purchase shares of our common stock.

Dilution:	ZymoGenetics’ net tangible book value at September 30, 2009 was approximately $(21.8) million, or $(0.31) per share. After giving effect to the sale of 14,000,000 shares of common stock by ZymoGenetics at the offering price of $6.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by ZymoGenetics, ZymoGenetics’ net tangible book value at September 30, 2009 would have been approximately $57.2 million, or $0.69 per share. This represents an immediate increase in the net tangible book value of $1.00 per share to existing ZymoGenetics shareholders and an immediate dilution of $5.31 per share to investors in this offering.

Trade date:	January 7, 2010

Settlement date:	January 12, 2010

CUSIP:	98985T 10 9

Underwriters:	Sole Book-Running Manager Leerink Swann LLP Co-Managers Wedbush Securities Inc. William Blair & Company, L.L.C. Canaccord Adams Inc. McAdams Wright Ragen, Inc.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement thereto) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement (including the documents incorporated by reference therein) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Leerink Swann LLC, toll-free, at 800-808-7525, Ext. 4814.